UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 WEST WOLFENSBERGER ROAD
(No. and Street)

CASTLE ROCK	CO	80109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BLAINE STAHLMAN 303-688-7581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGHAM, NANCY GREEN
(Name – *if individual, state last, first, middle name*)

13395 VOYAGER PWKY #130-281	COLORADO SPRINGS	CO	80921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BLAINE STAHLMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARMA PATTON
Notary Public
State of Colorado
Notary ID # 20194038275
My Commission Expires 10-07-2023

Karma Patton
Notary Public

Blaine Stahlman
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] NOTES TO FINANCIAL STATEMENT
- [x] FIRM EXCEPTION REPORT
- [x] REVIEW OF FORM EXCEPTION
- [x] AUDITOR'S REPORT

NANCY G. HIGHAM, CPA, PC
13395 VOYAGER PARKWAY, SUITE 130-281
COLORADO SPRINGS, CO 80921
719-495-1717

Independent Auditor's Report

To the Shareholder and Board of Director of
Professional Broker-Dealer Financial Planning, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Professional Broker-Dealer Financial Planning, Inc. as of December 31, 2020, and the related statements of income, changes in ownership equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Professional Broker-Dealer Financial Planning, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Professional Broker-Dealer Financial Planning, Inc.'s management. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to Professional Broker-Dealer Financial Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Broker-Dealer Financial Planning, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The accompanying information contained in the notes to the financial statements and computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

My audit procedures included determining whether the firm's financial reports reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the firm's financial reports. In forming my opinion on the firm's financial reports, I evaluated whether the firm's financial reports, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the firm's financial reports are fairly stated, in all material respects, in relation to the financial statements as a whole.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC
February 09, 2021

I have served as Professional Broker-Dealer Financial Planning, Inc.'s auditor since the beginning of the year 2004.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC [13]

SEC FILE NO.: 8-40598 [14]

FIRM I.D. NO.: 23651 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1111 WEST WOLFENSBERGER ROAD [20]
(No. and Street)

CASTLE ROCK [21] CO [22] 80109 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/2020 [24]

AND ENDING (MM/DD/YY): 12/31/2020 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BLAINE STAHLMAN [30]

(Area Code) — Telephone No.: 303-688-7581 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 31 day of DECEMBER 20 20

Manual signatures of:

1) Blaine Stahlman
Principal Executive Officer or Managing Partner

2) BLAINE STAHLMAN
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HIGHAM, NANCY GREEN [70]

ADDRESS

13395 VOYAGER PKWY 130-281 [71]	COLORADO SPRINGS [72]	CO [73]	80921 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING.INC

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2020 | 99

SEC FILE NO. 8-40598 | 98

Consolidated [ ] | 198

Unconsolidated [X] | 199

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	0	600	0	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	163295	424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	133	735		930
12. TOTAL ASSETS	$ 163295	540	$ 133	740	$ 163248	940

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC as of 12-31-2020

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] [13]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[10] [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] [12]	[1390] [14]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole Proprietorship		[15] $ [1780]
22. Partnership (limited partners)	[11] ($ [1020])	[1770]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		150812 [1792]
C. Additional paid-in capital		11600 [1793]
D. Retained earnings		1016 [1794]
E. Accumulated other comprehensive income		[1797]
F. Total		163248 [1795]
G. Less capital stock in treasury		[16]) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 163428 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 163248 [1810]

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PROFEESIONAL BROKER-DEALER FINANCIAL PLANNING,INC as of 12/31/2020

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 163248	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			163248	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 163248	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 133	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(133)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 163295	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	3268	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(3268)	3740
10.	Net Capital			$ 160027	3750

30

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC as of 12/31/2020

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required ($6\frac{2}{3}$% of line 19)	$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 155027	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 154027	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line		Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 0	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC

For the period (MMDDYY) from 24 01/01/20 [3932] to 12/31/2020 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS) or STATEMENT OF COMPREHENSIVE INCOME
(as defined in §210.1-02 of Regulation S-X), as applicable

Item		Amount	Code
REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26 57106	3955
5. Revenue from sale of investment company shares		82342	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		8021	3975
8. Other revenue		1426	3995
9. Total revenue		$ 148895	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		25000	4120
11. Other employee compensation and benefits		33908	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		4980	4195
15. Other expenses		83991	4100
16. Total expenses		$ 147879	4200
NET INCOME / COMPREHENSIVE INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 1016	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20.[RESERVED]			
a. [RESERVED]			
21.[RESERVED]			
22.Net income (loss) after Federal income taxes		$ 1016	4230
23. Other comprehensive income (loss)			4226
a. After Federal income taxes of	[4227]		
24. Comprehensive income (loss)			4228
MONTHLY INCOME			
25. Income (current month only) before provision for Federal income taxes		$	4211

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC

For the period (MMDDYY) from 01/01/2020 to 12/31/2020

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 162412	4240
A. Net income (loss)			1016	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	0	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 163428	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ NONE	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ NONE	4330

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PPROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC as of 12/31/2020

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
    - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ________ [4335] ________ [4570]
    - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 NONE [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

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2020 Exemption Report for the entire year 01/01/2020 to 12/31/2020

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.

1111 WEST WOLFENSBERGER ROAD

CASTLE ROCK, CO 80109

The Broker-Dealer Exemption that applies to his business

(k)(1) – Exemptions from Securities Exchange Act Rule 15c3 – 3

This exemption is restrictive and reserved that only does direct-way mutual fund or variable annuity business. A broker-dealer is prohibited from claiming the (k)(1) exemption if it conducts any other line of business activity not done as direct way business, but does include all business activities done only as direct way business held by outside custodians.

The broker-dealer in discussion with SEC attorneys explained to the broker-dealer that the (k)(1) exemption was written for all direct way business held by outside custodians. The SEC attorneys then said that since all the business of the Broker-Dealer to include best interest selling group, account supervision, administrative service, and other revenue which is simply the interest on the money market account are all held by outside custodians. Outside custodians are synonymous to direct way business written into the act decades ago when only mutual funds and participations in insurance company separate accounts were used as an example at the time, but the law says direct way sales, which all sales held by an outside custodian which is all business done by Professional Broker-Dealer Financial Planning, Inc.

Sincerely,

Blaine Stahlman, President

NANCY G. HIGHAM, CPA, PC
13395 VOYAGER PARKWAY, SUITE 130-281
COLORADO SPRINGS, CO 80921
719-495-1717

February 09, 2021

Professional Broker-Dealer Financial Planning, Inc.
1111 West Wolfensberger Road
Castle Rock, CO 80109-9629

RE: 12/31/20 Annual Audit

Dear Mr. Stahlman:

Other than the Internal Control issue described in the management letter, there were no material inadequacies found to exist.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
VANGUARD	$	153,190
WELLS FARGO SAVINGS	$	10,105
DEPOSIT WITH FINRA	$	133
TOTAL CURRENT ASSETS	$	163,428
TOTAL ASSETS	**$**	**163,428**

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
DUE TO REGISTERED REPS	$	-
TOTAL CURRENT LIABILITIES	**$**	**-**
TOTAL LIABILITIES	**$**	**-**
STOCKHOLDERS EQUITY		
PRIVATE SUB S STOCK, $1 PAR VALUE; UNLIMITED SHARES AUTHORIZED	$	150,812
RETAINED EARNINGS		11,600
NET INCOME - CURRENT YEAR		1,016
TOTAL STOCKHOLDERS EQUITY	**$**	**163,428**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$**	**163,428**

PREPARED BY

BLAINE STAHLMAN
PRESIDENT

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net gain	$	1016
Adjustments to reconcile net gain to net cash provided by operating activities:		
Receivables from broker/dealers		0
Other receivables		0
Securities owned, net		0
Net payable to broker–dealer and clearing organization		0
Net cash provided by operating activities		1016
Net increase in cash		1016
Cash at beginning of year		162,412
Cash at end of year		$ 162,412

Professional Broker-Dealer Financial Planning, Inc.
Notes to Financial Statements

Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Wyoming. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Critical Audit Matters

During this 2020 audit, the auditor determined that here were no critical audit matters arising from the current period's audit of the financial statements. The firm does not hold any client assets because all client assets are held by outside SEC AND/OR FINRA MEMBER FIRMS.

Security Transactions

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. does NOT hold nor carry customer accounts, does NOT do any clearing, and does NOT accept any client investment checks payable to PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. does business solely by investment company (example mutual fund) using their investment company subscription application having all clients make all checks payable to the investment company and mailed directly to the investment company who clears the check, the investment company (mutual funds) holds all client accounts and mails all statements directly to the clients.

Securities owned are valued at market value. Commission income and investment fees and expenses are recorded upon deposit. Expenses are recorded on date of occurrence.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

SIPC
The company is a member of SIPC. SIPC important notice states "Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation," in accordance with SEC Rule 17a-5(e)(4) states any company is required to file this report if it's total revenue is $500,000 or more. This company's revenue was less than $500,000 thus no report is required for fiscal year 2020.

Income Taxes
The company is an "S" Corporation, and as such has not provided for income taxes.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment, among others. During the year ended December 31, 2020, the Company did not have any components of comprehensive income to report.

2. Securities Owned
Marketable securities owned consist of trading and investment securities as follows:

Money market	$ 163,295
FINRA deposit	133
	$162,428

3. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,2020 the Company had capital of $160,027, which was $155,027 in excess of its required net capital of $5,000. The Company had no indebtedness on December 31, 2020.
The following is reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020 of net capital and the computation based on the audited financial statements.

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$160,027
No adjustments were made during audit	0
Net Capital	$160,027

Blaine Stahlman

PREPARED BY BLAINE STAHLMAN, PRESIDENT

NANCY G. HIGHAM, CPA, PC
13395 VOYAGER PARKWAY, SUITE 130-281
COLORADO SPRINGS, CO 80921
719-495-1717

To the Board of Directors
Professional Broker-Dealer Financial Planning, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Professional Broker-Dealer Financial Planning, Inc. for the year ended December 31, 2020, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of difference required by rule 217a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the PCAOB. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This

condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Professional Broker-Dealer Financial Planning, Inc. for the year ended December 31, 2020, and this report does not affect our report thereon dated February 09, 2021.

Due to the limited nature and small size of the Company's operations not clearing, not holding, and not carrying customer accounts, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The president (and majority shareholder) of the Company is aware of the weakness in internal control: however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2020, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC
February 09, 2021